UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

GREAT PANTHER RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2006 AND 2005

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be companied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED

Consolidated Statements of Operations and Deficit

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months ended September 30, 2006	Three Months ended September 30, 2005	Nine Months ended September 30, 2006	Nine Months ended September 30, 2005
		(Restated note 3 (b))		(Restated note 3 (b))
REVENUE				
Mineral sales	$ 1,828,398	-	3,192,850	$ -
Cost of sales	1,960,363	-	3,454,220	-
Amortization and depletion of mineral properties, plant and equipment	261,736	-	630,908	-
GROSS MARGIN	(393,701)	-	(892,278)	-
EXPENSES				
General and administrative (schedule)	118,879	1,032,899	3,711,817	1,644,032
Mineral property exploration expenditures	580,561	1,108,763	1,689,234	2,217,436
Directors' fees:				
Incurred	37,500	15,000	97,500	45,000
Stock-based compensation	-	-	306,000	-
Management fees	48,300	31,680	141,050	73,680
Amortization of office equipment	12,870	2,330	33,982	4,394
	798,110	2,190,672	5,979,583	3,984,542
LOSS BEFORE OTHER ITEMS	1,191,811	2,190,672	6,871,861	3,984,542
Other Items:				
Interest income	(135,472)	2,640	(212,328)	12,989
Interest expense	232,834	-	639,764	-
Loss for the period	1,289,174	2,188,032	7,299,298	3,971,553
Deficit, beginning of the period:				
As previously reported	(15,852,865)	(3,575,661)	(9,842,741)	(2,900,813)
Change in accounting for mineral exploration expenditures (note 3(b))	-	(2,818,916)	-	(1,710,243)
As restated	(15,852,865)	(6,394,577)	(9,842,741)	(4,611,056)
Deficit, end of the period	$ (17,142,039)	(8,582,609)	(17,142,039)	$ (8,582,609)
EARNINGS PER SHARE				
Loss per share, basic and diluted	$ (0.02)	(0.11)	(0.13)	$ (0.20)
Weighted average number of outstanding common shares.	56,874,387	19,525,143	56,874,387	19,525,143

See accompanying notes to the consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months ended September 30, 2006	Three Months ended September 30, 2005	Nine Months ended September 30, 2006	Nine Months ended September 30, 2005
		(Restated note 3 (b))		(Restated note 3 (b))
Cash flows used in operating activities:				
Loss for the period	$ (1,289,174)	(4,188,293)	(7,299,298) $	(6,967,706)
Items not involving cash:				
Amortization and depletion of mineral properties, plant and equipment	261,736	-	630,908	-
Amortization of office equipment	12,870	2,330	33,982	4,394
Foreign exchange gain on debt	455,455	-	15,723	-
Stock-based compensation	23,216	490,099	1,507,504	562,881
Shares issued for mineral exploration expenditure	-	-	81,000	-
Interest accretion on debt discount	146,294	-	455,291	-
Interest accretion on convertible note	49,898	-	97,556	-
Changes in non-cash working capital items:				
Amounts receivable	(1,294,790)	(200,852)	(2,647,931)	(456,188)
Inventory	(73,067)	-	(286,542)	-
Prepaid expenses and deposits	(622,872)	(85,898)	(1,421,781)	(143,322)
Accounts payable and accrued liabilities	550,888	(116,155)	1,348,192	19,773
	(1,779,547)	(4,098,769)	(7,485,397)	(6,980,168)
Cash flows used in investing activities:				
Mineral properties expenditures	(2,553,717)	-	(4,587,338)	-
Invested in short-term investments	(11,000,000)	(2,500,000)	(28,011,600)	(750,000)
Proceeds from disposal of short-term investments	14,700,000	2,160,000	18,700,000	2,160,000
Purchase of equipment	(10,552)	(120,765)	(33,870)	(121,068)
Repayment of long term debt	(522,487)	-	(3,946,641)	-
	613,244	(460,765)	(17,879,449)	1,288,932
Cash flows from financing activities:				
Due to directors and related parties	-	15,000	-	(1,049,779)
Issuance of shares for cash, net of issue costs	-	4,069,113	13,867,061	5,961,787
Proceeds from issuance of convertible note	-	-	2,020,000	-
Subscriptions received	-	87,750	-	87,750
Proceeds on exercise of warrants	1,577,852	59,520	7,069,275	1,086,645
Proceeds on exercise of options	57,069	-	743,257	-
	1,634,921	4,231,383	23,699,593	6,086,403
Increase (Decrease) in cash and cash equivalents	468,618	(328,151)	(1,665,253)	395,167
Cash and cash equivalents, beginning of the period	960,676	896,440	3,094,547	173,122
Cash and cash equivalents, end of the period	$ 1,429,294	568,289	1,429,294 $	568,289

See accompanying notes to the consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Three and Nine months ended September 30, 2006 and 2005

1.	BASIS OF PRESENTATION

The interim period consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the previous year.

The preparation of financial data is based on accounting principles and practices consistent with those in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance Canadian generally accepted accounting principles has been condensed or omitted.

These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.	NATURE AND CONTINUANCE OF OPERATIONS

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby every ten common shares before consolidation became one common share after consolidation.

The Company is in the business of acquisition, production, development and exploration of mineral properties in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet date. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. For the three months ended September 30, 2006 and 2005, the Company recorded a loss of approximately $1,289,000 and $4,188,000, respectively, and used cash for operations of approximately $1,780,000 and $4,099,000, respectively. As at September 30, 2006, the Company had an accumulated deficit of approximately $17,142,000 and a positive working capital balance of $14,959,000.

The Management of the Company believes it has adequate funds to meet its obligations for the next twelve months, as they become due. The Company’s ability to continue on as a going concern in the longer term is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Inventory:

Inventory consists of concentrate inventories which are valued at the lower of average cost and net realizable value. Costs include all direct costs incurred in production and on allocation of overhead costs.

(b)	Mineral properties, plant and equipment and change in accounting policy:

The Company changed its accounting policy for mineral property exploration expenditures in its fourth quarter of 2005. Prior to September 30, 2005, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. The Company changed its policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. This change has been applied retroactively and has reduced the amount previously reported for mineral properties as at September 30, 2005 by $3,927,679 and increased the deficit as at December 31, 2004 by $1,710,243 to $4,611,056. This change has also increased the loss during the three month period ended September 30, 2005 by $1,108,763.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, construction of production facilities and the development of mine infrastructure are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Once commercial production has commenced, these costs are amortized using the units-of-production method based on proven and probable reserves or a straight line basis over the estimated life of the respective mines, if proven and probable reserve estimates are not available. Acquisition and mineral property production facilities for the Topia mines are amortized on a straight line basis over 10 years, the current estimated life of the mines.

If the mineral deposit proves to be uneconomical or otherwise determined to have a value less than its carrying amount, then previously capitalized costs are written down in the period in which such determination is made. Production facilities and equipment are stated at cost and are depreciated using the straight-line or units-of-production method at rates sufficient to depreciate the assets over their estimated useful lives, not to exceed the life of the mine to which the assets relate. Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to ten years. Maintenance and repairs are charged to operations as incurred. Betterments of a major nature are capitalized. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(c)	Revenue recognition:

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the ore transfers to the customer, which generally occurs on the date of shipment. Revenue is recorded in the statement of operations net of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the ore is subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.

4.	AMOUNTS RECEIVABLE, NET

	September 30, 2006	December 31, 2006
Value added tax recoverable (a)	$3,356,630	$1,118,568
Other	442,422	32,553
	3,799,052	1,151,121
Allowance for doubtful amounts	(150,000)	(150,000)

	$3,649,052	$1,001,121

(a)

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities. The Company has made a provision of $150,000 for any amounts which may not be recoverable.

5.	ACQUISITIONS
(a)	Topia Mine Project:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

In consideration for the rights outlined in the Topia Purchase Agreement, the Company initiated payments totaling US$2,551,678 as follows:

(i)	US$100,000 (paid) upon registration of the option agreement and expensed as mineral exploration costs;
(ii)

US$150,000 (paid) upon notification to optionor of the Company’s decision to exercise the option to purchase the rights and the assets of the mine, and US$540,165 (paid) on the date of the formal signing of the purchase agreement totaling CDN$851,721;

(iii)

three annual payments of US$300,000 (subsequent to June 30, 2006, paid), US$300,000 and US$346,919 each on the first, second and third year, respectively, commencing 18 months after the date of the agreement; and

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

5.	ACQUISITIONS (continued)
(a)	Topia Mine Project (continued):
(iv)

the Company has also agreed to assume the debt currently encumbering the property, totaling US$814,594 upon signing of the purchase agreement. The debt is repayable out of production from concentrate sales as a 10% Net Smelter Return.

The net present value of the Company’s post acquisition payment requirements pursuant to the Topia Purchase Agreement and assumed debt has been determined by discounting the face value of the US$1,761,493 (CDN$2,158,534) at the Company’s estimated current borrowing cost to the date of acquisition, to equal $1,430,937. The carrying value of this liability is being accreted to its face value over a period of up to three years.

The acquisition was accounted for as an asset acquisition. The following table summarizes the fair value of consideration given and the estimate fair value of assets acquired as at the acquisition date:

Assets acquired:
Plant	$1,730,573
Mineral properties	269,516
Offices and mobile equipment	319,253
$2,319,342
Consideration given:
Cash and direct costs of acquisition	$888,405
Debt	1,430,937
$2,319,342

(b)	Guanajuato Mine Project:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 consisting of staged cash payments totaling US$3,650,000 (paid) to the end of December 31, 2005 and the remaining balance of US$3,600,000 (US$3,237,500 paid) in 2006. The cash paid and direct acquisition costs incurred at the acquisition date totaled $4,428,416. The future payments have been discounted at the Company’s estimated current borrowing rate to the date of acquisition, which net present value equals $3,918,747. The carrying value of this liability is being accreted to its face value over a period of one year.

The acquisition was accounted for as an asset purchase. The following table summarizes the fair value of consideration given and the estimated fair value of assets acquired at the acquisition date:

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

5.	ACQUISITIONS (continued)
(b)	Guanajuato Mine Project (continued):

Assets acquired:
Plant	$2,049,063
Mineral properties	3,750,000
Offices and mobile equipment	811,722
Land	1,736,378
$8,347,163
Consideration given:
Cash and direct costs of acquisition	$4,428,416
Debt	3,918,747
$8,347,163

(c)	Arco Iris Concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The agreement requires cash payments of US$20,000 (paid) upon signing of the purchase agreement and additional staggered payments totaling US$280,000 (US$80,000 paid). The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its own ground.

(d)	Fundiciones Property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The agreement requires cash payments of Pesos$2,250,000 (CDN$222,300) (paid) upon signing of the purchase agreement and an additional payment of Pesos$5,447,029 (CDN$553,418). The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expansion of the plant facilities.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

The major components of the Company's mineral properties, plant and equipment are as follows:

	September 30, 2006	December 31, 2005
Topia Mine (note 4(a)):
Mineral properties	$1,320,489	$1,320,489
Mineral properties (Arco Iris)	257,362	-
Plant and equipment	2,396,847	2,396,847
Buildings and mobile equipment	577,673	319,253
Site preparation	2,093,127	-
	6,645,498	4,036,589
Accumulated depreciation and depletion	(490,518)	-
	6,154,980	4,036,589
Guanajuato Mines (note 4(b)):
Mineral properties	$3,750,000	$3,750,000
Plant and equipment (i)	2,235,444	2,235,444
Buildings and mobile equipment	1,017,484	811,722
Site preparation (i)	1,332,605	-
Land (note 4(d))	2,451,670	1,736,378
	10,787,203	8,533,544
Accumulated depreciation and depletion	(140,390)	-
	10,646,813	8,533,544
Other mineral properties
Santo Nino	68,542	68,542

	$16,870,335	$12,638,675

7.	MINERAL PROPERTY EXPLORATION EXPENDITURES

The continuity of the expenditures on the mineral properties for nine months ending September 30, 2006 is as follows:

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

7.	MINERAL PROPERTY EXPLORATION EXPENDITURES (continued):
(a) Santo Niño Project:

On February 11, 2004, the Company entered into an option agreement (the “Santo Niño Option Agreement”) which grants the Company the right and option, for a period of three years, to purchase 100% of the ownership rights in and to the Santo Niño Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totaling US$165,000 as follows:

(i)	US$20,000 (paid) within 10 days of the date of registration at the Mining registry of the option agreement;
(ii)	US$50,000 (US$30,000 paid) in five payments of US$10,000 each to be made by the conclusion of each semester following the date of registration of the option agreement; and
(iii)	US$95,000 within 45 days of the third anniversary of the date of registration of the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concession.

(b)	San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the “San Taco Option Agreement”) which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico. In consideration for the right and purchase option the Company must make payments totaling US$965,000 as follows:

(i)	US$50,000 (paid) within 30 days of the signing of the option agreement;
(ii)	US$75,000 (paid) by the first anniversary of the date of signing the option agreement;
(iii)	US$100,000 (paid) by the second anniversary of the date of signing the option agreement; and
(iv)	US$740,000 by the third anniversary of the date of signing the option agreement.

There is no underlying Net Smelter Return royalty or other royalties and no work commitments on the concessions.

During the first quarter, the Company elected to discontinue further exploration at the San Taco property and did not make the required payment on February 28, 2006.

(c)	Virimoa Project:

On January 4, 2005, the Company signed a letter of intent for an option to purchase 100% of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico. The terms of the agreement call for the Company to make four staged cash payments and share issuances totaling US$300,000 (US$50,000 paid) and 300,000 common shares (150,000 issued), respectively, over a period of three years, to the property owner. If the option is exercised, the property owner will retain a 2% Net Smelter Return, half of which can be purchased by the Company for US$1,000,000.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

	September 30, 2006	December 31, 2005
Topia mine acquisition (note 4(a)) carrying value of debt assumed of US$719,606, without interest and discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smeltering Royalty or US$25,000 annually, whichever is higher and is secured by a general security agreement over the assets of the Topia operations. The remaining debt balance is fully repayable on the third anniversary of the acquisition on June 30, 2008	$796,229	$947,373
Topia mine acquisition (note 4(a)) carrying value of US$646,919, without interest and discounted at an effective interest rate of 26.8% per annum, payable in two annual payments of US$300,000 and US$346,919 in each of the second and third year, respectively, commencing 18 months after the date of acquisition on June 30, 2005.	718,800	1,101,267
Guanajuato mine acquisition (note 4(b)) carrying value of US$362,500, without interest and discounted at an effective interest rate of 26.8% per annum, payable in 2006.	402,778	4,186,800
Fudiciones property acquisition carrying value of 5,447,029 Pesos, without interest and discounted at an effective interest rate of 26.8% per annum, payable in 2006.	553,418	-
Arco Iris concession acquisition carrying value of US$200,000, without interest and discounted at an effective interest rate of 26.8% per annum, payable in three staged over three years.	222,222	-
	2,693,447	6,235,440
Less: unamortized discount	(306,032)	(648,223)
	2,387,415	5,587,217
Current portion	1,943,977	4,841,090
	$443,438	$746,127

(b)	Convertible loan note:

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010. The note is convertible into common shares of the Company at a price of CDN$1.32 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model. The fair value of the conversion feature of the note was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

9.	CAPITAL STOCK
(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

The continuity of the Company’s issued share capital is as follows:

	Number of common shares	Stated value
Balance, December 31, 2005	47,349,431	$ 21,536,440
Exercise of "F" warrants at $0.62 per share	2,179,472	1,351,273
Exercise of "G" warrants at $0.62 per share	1,902,250	1,179,395
Exercise of “H” warrants at $0.62 per share	2,032,500	1,260,150
Exercise of “I” warrants at $0.62 per share	137,000	123,300
Exercise of “J” warrants at $0.62 per share	1,238,000	1,114,200
Exercise of agent warrants	785,269	513,015
Exercise of options	1,479,500	686,188
Private placement at $2.00 per unit, net of costs (i)	7,500,000	13,615,562
Issue of shares for property	50,000	81,000
Reclass from contributed surplus on exercise of options	-	289,498
Balance, June 30, 2006	64,653,422	$ 41,750,021
Exercise of "G" warrants at $0.62 per share	2,131,750	1,321,685
Exercise of “I” warrants at $0.62 per share	10,000	9,000
Exercise of “J” warrants at $0.62 per share	81,000	72,900
Exercise of agent warrants	211,437	174,267
Exercise of options	123,520	57,069
Reclass from contributed surplus on exercise of options	-	70,649
Balance, September 30, 2006	67,211,129	$ 43,455,591

No preferred shares have been issued.

(i)

On June 1, 2006, the Company issued by private placement 7,500,000 units at a price of $2.00 per unit (“Unit”) for gross proceeds of $15,000,000 and paid issue costs of $1,384,439. Each Unit comprises one common share and one-half of one transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring October 2, 2006. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Venture Exchange exceeds $3.35 for a period of 20 consecutive trading days. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,000 is recorded as a cost of financing and is included in contributed surplus.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

9.	CAPITAL STOCK (continued):
(c)	Contributed surplus:

Stated value
Balance, December 31, 2005	$1,638,819
Reclassification to common shares on exercise of options	(289,498)
Stock-based compensation for non-employee awards	1,429,788
Stock-based compensation for employee awards	306,000
Balance, June 30, 2006	$3,085,109
Stock-based compensation for non-employee awards	23,216
Reclassification to common shares on exercise of options and warrants	(70,379)
Balance, September 30, 2006	$3,037,946

(d)	Stock options and warrants:

The continuity of common stock options for the nine month period ending September 30, 2006 is as follows:

Exercise price	Expiry date	Balance December 31, 2005	Granted	Cancelled/ expired	Exercised	Balance September 30, 2006
0.45	February 8, 2009	710,000		-	(140,000)	570,000
0.52	April 5, 2009	60,000		-	(30,000)	30,000
0.45	May 25, 2009	100,000		-	-	100,000
0.45	February 27, 2010	250,000		-	-	250,000
0.45	May 2, 2006	100,000		-	(100,000)	-
0.45	July 11, 2010	100,000		-	-	100,000
0.45	August 30, 2010	125,000		(50,000)	-	75,000
0.45	July 26, 2010	700,000		-	(120,000)	580,000
0.60	September 13, 2006	747,260		-	(747,260)	-
0.60	September 29, 2007	125,000		-	-	125,000
0.45	October 4, 2006	416,500		-	(416,500)	-
0.90	January 5, 2011	-	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	-	150,000		(37,500)	112,500
0.90	December 31, 2007	-	200,000		-	200,000
0.90	January 14, 2008		400,000		-	400,000
2.65	January 14, 2008	-	400,000		-	400,000
		3,433,760	2,755,000	(100,000)	(1,594,560)	4,494,200
Weighted average exercise price		0.46	1.15	0.68	0.46	0.88

The options exercisable at September 30, 2006 totals 4,494,200 and have a weighted average exercise price of $0.88.

GREAT PANTHER RESOURCES LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

Nine months ended September 30, 2006 and 2005

9.	CAPITAL STOCK (continued):
(e)	Warrants:

Series	Exercise price	Expiry date	Balance December 31, 2005	Issued	Exercised	Expired	Balance September 30, 2006
Series "F" Warrants	0.62	June 28, 2006	1,039,861	-	(1,039,861)	-	-
Agents' Warrants	0.62	June 28, 2006	127,500	-	(127,500)	-	-
Series "F" Warrants	0.62	July 18, 2006	1,139,611	-	(1,139,611)	-	-
Finders' Warrants	0.62	July 18, 2006	48,200	-	(48,200)	-	-
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	-	(4,034,000)	-	-
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	-	(2,032,500)	-	115,000
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	-	(147,000)	-	3,956,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	-	(154,400)	-	255,920
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	-	(1,319,000)	-	6,777,800
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	-	(88,986)	-	647,004
Agent’s Warrants	0.62	Sept. 13, 2006	-	581,880	(581,880)	-	-
Agent’s Warrants	0.90	Dec. 20, 2007	-	17,500	(4,200)	-	13,300
Series “K” Warrants	2.65	June 1, 2008	-	3,749,998	-	-	3,749,998
Agent’s Warrants	2.00	June 1, 2008	-	479,375	-	-	479,375
			21,882,982	4,828,753	(10,717,138)	-	15,994,597

10.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

		Three months Ended Sept 30, 2006	Three months Ended Sept 30, 2005	Nine months Ended Sept 30, 2006	Nine months Ended Sept 30, 2005
Consulting fees paid or accrued to a company controlled by a director of the Company		$41,600	41,600	148,400	$124,160
Consulting fees paid or accrued to a company controlled by an officer of the Company		44,069	25,220	125,475	75,290
Management fees paid or accrued to a company controlled by a director of the Company		48,300	42,560	141,050	84,560
Office and administration fees paid or accrued to a company controlled by a director of the Company		$24,184	26,242	75,288	$47,051

11.	SUBSEQUENT EVENTS

(a)

Subsequent to September 30, 2006, the Company’s common shares commenced trading on the Toronto Stock Exchange (“TSX”). Concurrent with the move to the TSX, the Company’s shares were delisted from the TSX Venture Exchange.

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the Period Ended September 30, 2006

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended September 30, 2006

This Management’s Discussion and Analysis (“MD&A”) prepared as of November 21, 2006, reviews the activities of Great Panther Resources Limited (“Great Panther” or the “Company”) for the financial period ending September 30, 2006 and other material events up to the date of this report. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the accompanying notes, and the audited consolidated financial statements and the accompanying notes and the MD&A contained in the Company’s Annual Report for the fiscal year ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in this document.

DESCRIPTION AND OVERVIEW OF BUSINESS

Great Panther Resources Limited is an active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company was previously listed on the TSX Venture Exchange under the same symbol prior to graduating to the senior exchange. The Company’s current activities are focused on the mining of precious metals and base metals from its wholly owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other properties in Mexico.

All of Great Panther’s assets in Mexico are held through Minera Mexicana El Rosario, S.A. de C.V. (“MMR”), a wholly owned subsidiary. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. (July 12, 2005) and Minera de Villa Seca, S.A. de C.V. (October 5, 2005). These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines respectively through service agreements with MMR.

SELECTED QUARTERLY INFORMATION

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended September 30, 2006

Third Quarter Review

The Company incurred a loss of $1,289,174 for the three months ended September 30, 2006 (“FY06-Q3”) compared to a loss of $2,188,032 for the three months ended September 30, 2005 (“FY05-Q3”). The decreased loss can be attributed to the fact that during the 12 months since June 30, 2005, the Company has evolved into a revenue generating company focusing more on production rather than exploration.

Exploration costs for FY06-Q3 ($580,561) were lower than those expensed in FY05-Q3 ($1,108,763). Much of this drop can be attributed to the Company’s focus on getting the Topia and Guanajuato mines into production; as a result, marginal attention was paid to the exploration properties. The Company’s other exploration properties remain part of an overall plan to broaden Great Panther’s presence in Mexico. During FY06-Q3, only a limited amount of resources was made available to these properties. The Company is currently reevaluating the strategic use of it resources based on its goal to becoming a leading silver producer.

Production at the Company’s mining operations is continuing to grow. Overall, the amount of throughput has gradually increased to more than 14,000 tonnes per month. This increase has resulted in increased revenue for the Company on a quarter-by-quarter basis as the plants approach their anticipated capacity. The Company is continuing the process of refurbishing both the Topia and Guanajuato plants with the goal of having them both capable of operationing near full capacity by the end of the current fiscal year. As noted in the previous quarter’s MD&A, the Company anticipates the initial operating costs of the plants to be high. Management anticipated that as the plants process higher tonnage, each plant should realize economies of scale thus reducing the actual processing cost.

During the quarter, the Company realized a foreign exchange gain of $484,069. This gain was a result of the general weakening of the Mexican Peso relative to the Canadian dollar. The Company’s transactions are predominantly in Pesos and expenses are recorded based on the exchange rate of the date of the invoice. Upon payment of the invoice, if the value of the Canadian dollar has strengthened relative to the Peso, an exchange gain is realized by the Company. The exchange gain realized during the quarter dramatically reduced the General & Administrative (“G&A”) expenses. Excluding adjustments for the foreign exchange gain, G&A expenses would have totaled $602,966.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended September 30, 2006

The Company anticipates a marginal increase in G&A expenditures in the next quarter due to costs associated with the implementation and documentation of internal controls as required by Section 404 of the US Sarbanes-Oxley Act (“SOX”). As Great Panther is a registered 20-F filer in the US, the Company must meet the SOX compliant regulatory requirement.

Investor relations costs of $116,171 were lower this quarter compared to $522,043 incurred in the previous quarter. In the previous quarter, the Company performed an extensive and promotional campaign designed to increase awareness of the Company.

PRIMARY MINING PROPERTIES

Topia Mine Project

There has been no material change since the annual MD&A.

Guanajuato Mine Project

There has been no material change since the annual MD&A.

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company, through its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (“MMR”), currently has options on three significant exploration properties known as the San Antonio Project, the Virimoa Project and the KM 66 Project.

There has been no material change since the annual MD&A.

MINING AND EXPLORATION ACTIVITIES

Topia Mine

Great Panther’s production at Topia have recently been increased from 120 to 160 tonnes per day with the commissioning of the second ball mill. The plant has a production target of 200 tonnes per day by the first quarter of next year. The Company anticipates the commissioning of the third ball mill in early 2007 will increase the plant’s capacity during the year.

A summary of the production at Topia for the nine months of 2006 is as follows:

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended September 30, 2006

Silver equivalent ounces were calculated by taking the values of gold, at US$525/oz., lead at US$0.50/lb and zinc at US$1.20/lb and dividing by a US$10.50/oz silver price then adding these to the actual ounces of silver produced.

Average head grades for the third quarter were 268g/t silver, 0.58g/t gold, 2.57% lead and 3.58% zinc. These are lower than those obtained in the second quarter due in large part to an increase in dilution from development headings as new areas of the mine were opened up. Subsequent to the period however, grades have come back to their former level (head grades in October were 402g/t silver, 0.57g/t gold, 3.92% lead and 4.42% zinc). Metal recoveries in the third quarter averaged 86.1% for silver, 83.0% for gold, 85.7% for lead and 85.0% for zinc.

New underground development is continuing at Topia. Ongoing westward development of veins is not only continuing to demonstrate high grades of silver-lead-zinc but new underground sampling has shown that the deeper portions of the Madre, La Dura, and Animas veins are increasingly gold rich.

Systematic sampling on the deeper portions of the Animas vein has returned very encouraging results. Although vein widths are narrow in this part of the district, the Company is continuing to use a resuing method of mining that significantly reduces dilution, such that the grades reported from sampling are very close to head grades reported at the plant. The increase in gold grades in some of these veins will obviously enhance the economics of their development, particularly as historical gold grades at Topia have averaged less than 1.0g/t. In addition, many of the sampled sections represent the complete length of the current exposure, so the potential to extend the development of these veins is wide open. The deeper levels of the Animas vein are virtually untouched over a strike length of 1,000m and will be drill tested over the next six months.

Elsewhere along the Animas vein, on Level 1550, underground channel sampling returned 1.62g/t Au, 338g/t Ag, 2.28% Pb, 1.53% Zn over 30 metres strike length, with an average width of 0.31m (average of 16 samples); and 1.4g/t Au, 429g/t Ag, 1.14% Pb, 6.23% Zn over 35 metres strike length, with an average width of 0.55m (average of 11 samples).

Along the La Dura vein, mine development on level 1495, returned 4.96g/t Au, 242g/t Ag, 8.32% Pb and 2.42% Zn over 38 metres strike length with an average width of 0.49m (average grade of 16 samples). Exploration potential exists above Level 1495 for approximately 150 metres vertical as this part of the La Dura vein was not previously developed.

The deepest access level on the Madre vein is the 1420 level where sampling returned average grades of 5.7g/t Au, 49g/t Ag, 0.17% Pb, 0.18% Zn over a horizontal length of 45 metres and an average width of 0.32m (average grade of 12 samples). Further sampling is being completed with the recent cleaning and safety inspection of this level.

Immediately behind the Company’s plant, a decline ramp from the main access adit (tunnel), Level 'A', has intersected the western edge of previous stoping on the Argentina vein. This is the top priority area for development and exploitation due to its proximity to the mill and the presence of multiple parallel, thick and high grade silver-lead-zinc veins. A cross-cut from the ramp intersected the main vein wherein 3 channel samples returned grades of 2,060 to 2,640 g/t Ag and 29 to 36% combined Pb-Zn over 1.0 metre. The vein in the end of the westernmost stope is still approximately 1.0 metre wide and consists of quartz-barite with bands of galena and sphalerite (sampling in progress). The distance from here to the closest surface drill hole (A04-02 from Great Panther's 2004 program that returned grades of 708g/t Ag, 4.0% Pb and 4.2% Zn over 1.8 metres) is approximately 300 metres, part of which contains former reserve blocks of Peñoles (now classified as Historical Resources). This represents a large block of potential high grade resources and will be targeted an underground drill program.

Production from the Argentina vein is anticipated to begin in FY07-Q1 and will build as the veins are developed on multiple levels, allowing the Company to achieve its production targets next year. With the many prospective areas under development, underground drilling has already commenced and a surface diamond drill is being mobilized to the property for a 6,000 metre (minimum) program.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended September 30, 2006

More than a dozen sub-parallel veins are known to exist at Topia and some extend for more than 4 kilometres along strike. The Company is currently producing from 6 stopes in the western area of the district and development is underway in 20 additional areas throughout the vein complex. All are accessed via adits from the side of the hills and have been collectively feeding approximately 120 tonnes per day to the plant.

Guanajuato Mine

September 30, 2006 marked the first full quarter of production at Guanajuato. Commissioning of the plant had begun in late March 2006 using low grade mineralization from older stockpiles. Although the first of the three 400 tonne ball mills and the flotation circuit were actually ready in March, the Company delayed the start of official production until June in order to ensure that a sufficient number of stopes were adequately developed in order to maintain a steady supply to the mill at the 400 tpd level. On a month-by-month basis, a steady increase in throughput has been realized at Guanajuato.

A summary of the production at Guanajuato for the nine months of 2006 is as follows:

Silver equivalent ounces were calculated by taking the values of gold, at US$525/oz. and dividing by a US$10.50/oz silver price then adding these to the actual ounces of silver produced.

Average head grades for the third quarter continued to be low at 55g/t silver and 0.53g/t gold as development in the San Viciente stockwork dominated the production while higher grade stopes are being prepared. Grades are expected to increase in the fourth quarter. Due to the low grades, metal recoveries for the third quarter averaged 62.0% for silver and 63.2% for gold. These are similarily anticipated to increase in the fourth quarter.

A recently completed 1,374 metres, eight hole surface diamond drilling has provided further definition of a new zone of silver-gold at Guanajuato. This portion of the drilling program was focused on testing a gap in historical production, known as the Animas area, between the Cata Mine and San Vicente North Ramp. It represents a section of the Veta Madre vein structure approximately 175 metres in strike length by 150 metres vertical, immediately below surface and accessible by ramp. As such, the newly defined mineralization presents an immediate target for stope development and mining.

While all eight holes in the Animas drilling intersected silver-gold mineralization, the most significant results include 1.5 metres averaging 505g/t silver and 1.98g/t gold within 4.5 metres averaging 219g/t silver and 0.86g/t gold in GTT-06-020, and 2.1 metres of 658 g/t silver and 1.7 g/t gold in hole GTT-06-023. Mineralization in these holes, as well as that of hole GTT-06-21, is hosted within a portion of the Veta Madre structure that extends into the footwall shale. Approximately 125 metres further south from GTT-06-20 and 21, GTT-06-022 intersected 230g/t silver and 1.28g/t gold over 3.0 metres in a hanging wall stockwork. Fifty and seventy metres, respectively, deeper than hole 22, GTT-06-026 intersected 121g/t silver and 1.05g/t gold over 7.8 metres, and GTT-06-024 intersected 89g/t silver and 0.33 g/t gold over 9.0 metres. Both the intersections in GTT-06-024 and 026 as well as the narrower intersections in GTT-06-025 and 027 are within stockwork zones in hangingwall rocks. The latter two were the deepest of the eight holes and may represent a pinching of the zone at this point. As there still remains a portion of the Animas area that is inaccessible for surface drilling, additional holes to test this gap are being completed by the underground drill.

The styles of mineralization at Animas are somewhat different from the quartz breccia at Guanajuatito in the northwest end of the property. At Animas, gold-silver mineralization is hosted in quartz-carbonate stockwork zones in hanging wall conglomerate; in the Veta Madre silica breccia located along the contact between the hangingwall conglomerate and footwall shales; and in silica flooded (stockwork and breccia) footwall shale. These styles of mineralization are well displayed in the surface drilling and in underground workings in the various shallow levels of San Vicente North.

Mining is presently being conducted in the San Vicente North Ramp area, on levels 55, 75 and 100 adjacent to the southeast side of Animas, and access to the area is readily available by cross cutting and extending drifts northward from the ramp development. As such, this area is expected to play a significant role in the near term production plans of the Company. Furthermore, the fact that the Animas mineralization is located virtually from surface down to about the 170 metre level underscores the fact that the upper levels of the Guanajuato Mine Complex have not been mined out.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended September 30, 2006

LIQUIDITY AND CAPITAL RESOURCES

Although the Company currently has operations that are generating cash flow, the economic viability of the operations has not been determined. The financial success of the Company relies on management’s ability to continually find economical and viable mineral deposits. This process can take years and is largely based on factors that are beyond the control of Great Panther.

In order to finance its exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

Cash and Financial Conditions

The Company had a cash (and cash equivalents) balance of $1,429,294 and short-term investments totaling $11,512,450 as at September 30, 2006 as compared to $568,289 and $2,500,850 respectively, at September 30, 2005. The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. The increase in cash and short-term investments is a direct result of the additional financing activities completed over the twelve month period.

The Company had working capital of $14,958,996 as at September 30, 2006 compared with working capital of $3,149,341 as at September 30, 2005. Working capital, together with the anticipated exercise of outstanding warrants, should be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months.

Investing Activities

For the three months ended September 30, 2006, the Company had a net cash inflow from investing activities of $613,244. Proceeds from the disposal of short-term investments to be used in mine refurbishments and equipment purchases resulted in the net inflow of funds.

Financing Activities

For the quarter ended September 30, 2006, the Company raised proceeds of $1,577,852 though the exercise of warrants and $57,069 through the exercise of options.

Subsequent to September 30, 2006, the Company received proceeds of $988,330 on the further exercise warrants and options.

Outlook

It is anticipated that for the next twelve months, Great Panther will not be relying on the equity markets to meet its financing needs. The Management of the Company believes that there are adequate funds currently available to maintain its current operations.

Management and the Board of Directors review the approved work plans and budgets for the various exploration projects at regular intervals throughout the year, and make revisions to the budgets for individual projects in response to exploration success (or the lack thereof) on such projects. Management and the

Board of Directors continuously review and examine proposals and projects for the Company and conduct their due diligence in respect of same.

Liabilities

The following table outlines the contractual payment with regards to the Company’s property acquisitions:

MANAGEMENT’S DISCUSSION & ANALYSIS

For the period ended September 30, 2006

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Three months Ended Sept 30, 2006	Three months Ended Sept 30, 2005	Nine months Ended Sept 30, 2006	Nine months Ended Sept 30, 2005
Consulting fees paid or accrued to a company controlled by a director of the Company	$41,600	41,600	148,400	$124,160
Consulting fees paid or accrued to a company controlled by an officer of the Company	44,069	25,220	125,475	75,290
Management fees paid or accrued to a company controlled by a director of the Company	48,300	42,560	141,050	84,560
Office and administration fees paid or accrued to a company controlled by a director of the Company	$24,184	26,242	75,288	$47,051

FINANCIAL INSTRUMENTS AND OTHER RISKS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and advances, accounts payable accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting business, the principal risks and uncertainties faced by the Company centre on development of its mineral properties, metal and mineral prices and market sentiment. The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The relative prices of metals and mineral and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company, in the past, relied on equity financing for its working capital requirements and to fund its development and exploration programs. There is no assurance that such financing, if needed, will be available to the Company, or that it will be available on acceptable terms.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 68,367,849 common shares issued and, 19,314,577 warrants and options outstanding.

The convertible note of $2,020,000 carries a conversion feature whereby it may be converted into 1,530,303 common shares of the Company at $1.32 per share.

Fully diluted, the issued and outstanding shares of the Company would be 89,212,729.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther can be found on SEDAR at www.sedar.com or the Company’s website at www.greatpanther.com.

Form 52-109F2

Certification of Interim Filings

I, Robert A. Archer, Chief Executive Officer of Great Panther Resources Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 29, 2006

Great Panther Resources Limited

“Robert A. Archer”

Robert A. Archer

Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Kaare G. Foy, Chief Financial Officer of Great Panther Resources Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Panther Resources Limited (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 29, 2006

Great Panther Resources Limited

“Kaare G. Foy”

Kaare G. Foy

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: December 13, 2006